Exhibit 99.2

Report of Independent Registered Public Accounting Firm

Capital One Bank

11013 West Broad Street

Glen Allen, Virginia 23060

And

The Bank of New York, as Trustee

101 Barclay Street, Floor 8 West

Corporate Trust Administration—Asset Backed Securities Unit

New York, NY  10286

We have examined management’s assertion, included in the accompanying Report of Management on Compliance, that Capital One Bank (the “Bank”), a wholly owned subsidiary of Capital One Financial Corporation, complied in all material respects with the requirements of Sections 3.1, 3.4(a), 3.4(b), and 5.2 of Asset Pool 1 Supplement dated as of October 9, 2002 to the Indenture dated as of October 9, 2002 and Sections 4.02 and 4.03 of the Transfer and Administration Agreement dated as of October 9, 2002 regarding the Capital One Multi-Asset Execution Trust, 2002-CC Class A Notes (collectively the “Agreements”), which were filed with the Securities and Exchange Commission on Form 8-K on November 12, 2002, for the year ended December 31, 2004.  Management is responsible for the Bank’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Bank’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the U.S. Public Company Accounting Oversight Board and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Bank’s compliance with specified requirements.

In our opinion, management’s assertion that the Bank complied with the aforementioned Sections of the Agreements for the year ended December 31, 2004 is fairly stated, in all material respects.

/s/ Ernst & Young LLP
Ernst & Young LLP

March 18, 2005